MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)
for the three and nine-month periods ended September 30, 2013

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation. This quarter means the third quarter of 2013. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of November 7, 2013. You should also read our audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2013 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

There have been no changes to the following since we published our 2012 MD&A: critical accounting estimates, financial related risks and other risks and uncertainties. There has also been no material change in the legal status of our worldwide projects and operations since that time.

What’s inside

About Eldorado	1

Third quarter summary results	1

Corporate developments	2

Review of Financial Results	2

Quarterly updates
Operations	3
Development projects	7
Exploration	8

Quarterly results	9

Non-IFRS measures	9

Operating cash flow, financial condition and liquidity
Capital expenditures, Liquidity and capital resources	10
Liquidity and capital resources	11
Contractual obligations, Debt, Dividends, Equity	11
Debt, Dividends, Equity	11

Other information
New accounting developments	12
Internal controls over financial reporting	14
Qualified person	14
Forward-looking information and risks	14

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

Operating gold mines:
•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Development gold projects:
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Certej, in Romania (80%)
•	Eastern Dragon, in China (95%)
•	Tocantinzinho, in Brazil (100%)

Other mines:
•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:
•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

Third quarter summary results

•	Profit attributable to shareholders of the Company (net income) for the quarter was $36.4 million or $0.05 per share compared to $75.8 million or $0.11 per share for the same quarter in 2012.

•	Gold revenues were 3% higher than the same quarter in 2012 on sales of 199,117 ounces of gold (2012 – 154,841 ounces of gold). Gold revenues were impacted by 20% lower gold prices year over year.

•
Gross profits from gold mining operations before taxes were $123.1 million for the quarter, 16% lower than the third quarter of 2012 due to lower gold prices partially offset by lower total cash costs.

•	The Company generated $104.8 million in cash from operating activities before changes in non-cash working capital – a 5% decrease over the same quarter in 2012.

•	The Company paid a dividend of Cdn$0.05 per share on August 26, 2013 related to gold sales during the first half of 2013.

•	During the quarter the Company announced updated resources for Certej and Olympias.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

Corporate developments

On October 30, 2013, Eldorado announced that it will acquire, through one of its subsidiaries and by way of a friendly cash takeover, all of the outstanding shares of Glory Resources Limited that are not already owned or controlled by the Company for total consideration of approximately A$30.5 million. Eldorado currently owns 19.9% of the shares in Glory. Eldorado also proposes to acquire all the issued options of Glory for total consideration of approximately A$1.8 million and to settle Glory's deferred obligations in the Sapes Gold Project to Cape Lambert Resources Limited for A$6.5 million.

Review of Financial Results

Summarized Financial Results	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Revenues (millions)	$287.3	$281.8	$892.3	$797.6
Gold Revenues (millions)	$266.4	$258.5	$817.2	$729.9
Gold sold (ounces)	199,117	154,841	564,723	438,421
Average realized gold price ($/ounce)	$1,338	$1,670	$1,447	$1,665
Cash operating costs ($/ounce sold) (1)	$472	$493	$485	$475
Total cash cost ($ per ounce sold) (1)	$528	$567	$544	$549
Gross profit from gold mining operations(1) (millions)	$123.1	$146.8	$404.2	$416.3
Net Income (millions)	$36.4	$75.8	$34.2	$190.3
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.05	$0.11	$0.05	$0.28
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.05	$0.11	$0.05	$0.28
Dividends paid (Cdn$/share)	$0.05	$0.06	$0.12	$0.15
Cash flow from operating activities before changes in non-cash working capital(1) (millions)	$104.8	$110.8	$329.6	$295.7

(1)
The Company has included non-IFRS performance measures such as cash operating costs, total cash costs, gross profit from gold mining operations and cash flow from operations before changes in non-cash working capital throughout this document. Please see Non-IFRS Measures in this MD&A for a discussion of these measures.

Net income for the quarter was $36.4 million (or $0.05 per share), compared with $75.8 million (or $0.11 per share) in the third quarter of 2012. Gross profit from gold mining operations fell $23.7 million year over year as a result of a 20% decline in realized gold prices year over year partially offset by a 7% decline in total cash costs. Net income for the quarter was also impacted by a non-cash $12.7 million write-down in the Company’s investment in associates. The effective tax rate for the third quarter was 50% as compared to a rate of 31% in the third quarter of 2012 mainly as a result of the impact of the weakening Turkish lira against the US dollar on the tax basis of our Turkish tax assets. Other factors affecting the effective tax rate during the quarter included taxable foreign exchange gains on US dollar cash balances held by our Turkish subsidiaries as well as withholding taxes on dividends paid by Jinfeng.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

Operations update

Summarized Operating Results	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Gross profit – gold mining operations (millions)	$123.1	$146.8	$404.2	$416.3
Ounces produced – including pre-commercial production	204,620	169,565	552,359	465,794
Cash operating costs ($ per ounce sold)	$472	$493	$485	$475
Total cash cost ($ per ounce sold)	$528	$567	$544	$549
Kisladag
Gross profit – gold mining operations (millions)	$79.5	$104.7	$242.1	$261.3
Ounces produced	84,762	84,016	231,718	211,298
Cash operating costs ($ per ounce sold)	$324	$334	$328	$335
Total cash cost ($ per ounce sold)	$343	$363	$349	$365
Efemcukuru1
Gross profit – gold mining operations (millions)	$13.9	-	$64.9	-
Ounces produced (2012 includes pre-commercial production)	23,438	14,442	69,583	26,957
Cash operating costs ($ per ounce sold)	$551	-	$558	-
Total cash cost ($ per ounce sold)	$568	-	$586	-
Tanjianshan
Gross profit – gold mining operations (millions)	$15.3	$24.5	$49.6	$69.6
Ounces produced	28,179	28,944	82,324	84,932
Cash operating costs ($ per ounce sold)	$377	$396	$405	$411
Total cash cost ($ per ounce sold)	$557	$593	$589	$606
Jinfeng
Gross profit – gold mining operations (millions)	$9.9	$8.9	$26.9	$48.1
Ounces produced	40,212	25,821	90,843	86,686
Cash operating costs ($ per ounce sold)	$684	$946	$743	$775
Total cash cost ($ per ounce sold)	$767	$1,044	$831	$855
White Mountain
Gross profit – gold mining operations (millions)	$4.5	$8.7	$20.7	$37.3
Ounces produced	19,287	16,342	57,664	55,921
Cash operating costs ($ per ounce sold)	$713	$766	$693	$634
Total cash cost ($ per ounce sold)	$751	$813	$734	$679
Olympias1
Gross profit – gold mining operations (millions)	-	-	-	-
Ounces produced – pre-commercial production	8,742	-	20,227	-
Cash operating costs ($ per ounce sold)	-	-	-	-
Total cash cost ($ per ounce sold)	-	-	-	-

1
Gold concentrate produced at Efemcukuru and Olympias prior to the date of commercial production has been treated as pre-commercial production. All costs and revenues associated with the production and sale of these concentrate are considered part of the capital expenditures of the projects. Efemcukuru declared commercial production on November 1, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes placed on pad	3,336,465	3,245,700	9,553,306	9,645,766
Average treated head grade - grams per tonne (g/t)	1.28	1.05	1.28	1.16
Gold (ounces)
- Produced	84,762	84,016	231,718	211,298
- Sold	85,029	83,750	231,959	210,905
Cash operating costs (per ounce sold)	$324	$334	$328	$335
Total cash costs (per ounce sold)	$343	$363	$349	$365
Financial Data (millions)
Gold revenues	$113.4	$139.8	$336.5	$350.1
Depreciation and depletion	$4.1	$3.4	$10.9	$8.7
Gross profit – gold mining operations	$79.5	$104.7	$242.1	$261.3
Capital expenditure on mining interests	$33.3	$26.3	$104.0	$77.6

Gold production at Kisladag during the third quarter was slightly higher than the same quarter of 2012 mainly due to the higher grade ore placed on the pad. Production for the nine-month period of 2013 was higher than 2012 also due to higher grades. Capital expenditures during the quarter included waste stripping, acquisition of mining equipment, and construction activities.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Milled	105,641	93,779	301,869	259,556
Average treated head grade - grams per tonne (g/t)	8.50	9.28	8.77	9.25
Average Recovery Rate (to Concentrate)	93.2%	93.3%	93.6%	92.9%
Gold (ounces)
- Produced – incl. pre commercial production (2012)	23,438	14,442	69,583	26,957
- Sold – commercial production	26,410	-	101,888	-
Cash operating costs (per ounce sold)	$551	-	$558	-
Total cash costs (per ounce sold)	$568	-	$586	-
Financial Data (millions)
Gold revenues	$35.4	-	$148.1	-
Depreciation and depletion	$5.9	-	$20.9	-
Gross profit – gold mining operations	$13.9	-	$64.9	-
Capital expenditure on mining interests	$5.3	$25.0	$21.8	$54.5

During the quarter Efemcukuru sold 26,410 ounces of gold in concentrate from third quarter operations and some inventory from second quarter production. Efemcukuru was in full production in the third quarter of 2013 as compared to the same quarter of 2012, at which time commissioning was ongoing. The mine and mill have both reached full design capacity. Capital expenditures during the quarter included underground development as well as plant upgrades and improvements.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Milled	285,406	283,654	805,532	791,904
Average treated head grade - grams per tonne (g/t)	3.40	3.55	3.54	3.75
Average Recovery Rate	82.9%	82.9%	82.5%	82.8%
Gold (ounces)
- Produced	28,179	28,944	82,324	84,932
- Sold	28,179	28,944	82,324	84,932
Cash operating costs (per ounce sold)	$377	$396	$405	$411
Total cash costs (per ounce sold)	$557	$593	$589	$606
Financial Data (millions)
Gold revenues	$38.1	$43.9	$119.0	$93.6
Depreciation and depletion	$6.7	$6.3	$20.0	$13.6
Gross profit – gold mining operations	$15.3	$24.5	$49.6	$69.6
Capital expenditure on mining interests	$4.2	$8.2	$9.3	$15.1

Gold production at Tanjianshan during the third quarter was slightly lower than the same quarter of 2012 as a result of lower head grades, partially offset by higher throughput. Cash operating costs per ounce decreased from the third quarter of 2012 as a result of lower processing costs. Capital spending included exploration activities and process improvements.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Milled	363,798	356,575	1,052,406	1,062,891
Average treated head grade - grams per tonne (g/t)	3.66	2.43	3.14	2.77
Average Recovery Rate	88.0%	83.4%	85.0%	84.8%
Gold (ounces)
- Produced	40,212	25,821	90,843	86,686
- Sold	40,212	25,805	90,888	86,663
Cash operating costs (per ounce sold)	$684	$946	$743	$775
Total cash costs (per ounce sold)	$767	$1,044	$831	$855
Financial Data (millions)
Gold revenues	$53.8	$42.9	$129.7	$144.8
Depreciation and depletion	$13.0	$7.0	$27.2	$22.5
Gross profit – gold mining operations	$9.9	$8.9	$26.9	$48.1
Capital expenditure on mining interests	$15.0	$21.5	$44.3	$36.4

Gold production at Jinfeng in the third quarter was higher than the same quarter of 2012 due to higher head grades, recovery, and throughput. Production from the open pit reached full capacity during the quarter and contributed to the improved head grade. Capital spending during the quarter included open pit stripping, underground mine development, and process improvements.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Milled	209,581	210,114	611,548	556,266
Average treated head grade - grams per tonne (g/t)	3.28	3.14	3.44	3.67
Average Recovery Rate	84.0%	83.1%	85.5%	85.4%
Gold (ounces)
- Produced	19,287	16,342	57,664	55,921
- Sold	19,287	16,342	57,664	55,921
Cash operating costs (per ounce sold)	$713	$766	$693	$634
Total cash costs (per ounce sold)	$751	$813	$734	$679
Financial Data (millions)
Gold revenues	$25.7	$27.4	$83.9	$93.0
Depreciation and depletion	$6.7	$5.3	$20.6	$17.6
Gross profit – gold mining operations	$4.5	$8.7	$20.7	$37.3
Capital expenditure on mining interests	$9.1	$21.5	$20.9	$20.3

Gold production at White Mountain in the third quarter was higher than in the same period of 2012. This increase was largely a result of higher head grades. Cash operating costs per ounce decreased due to improved productivity from underground mining operations. Capital spending this quarter included underground development, exploration, tailings facility uplift, and acquisition of underground mining equipment.

Vila Nova

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes Processed	219,925	161,859	612,700	528,024
Iron Ore Produced	189,858	139,553	528,456	456,419
Average Grade (% Fe)	63.2%	63.5%	63.1%	63.5%
Iron Ore Tonnes
- Sold	126,835	123,180	338,257	383,785
Average Realized Iron Ore Price	$74	$59	$98	$77
Cash Costs (per tonne produced)	$58	$56	$65	$61
Financial Data (millions)
Revenues	$9.4	$7.3	$33.3	$29.4
Depreciation and depletion	$1.2	$1.1	$3.3	$3.2
Gross profit from mining operations	$0.9	$(0.8)	$8.1	$2.8
Capital expenditure on mining interests	$0.3	$0.4	$3.9	$0.7

Iron ore production in the third quarter increased 35% at Vila Nova as compared to the same quarter of 2012. The higher production year over year was due to mechanical and operational adjustments made in the treatment plant as well as an increase in scheduled operating hours in order to improve plant productivity. Iron ore sales were 3% higher than in 2012. Shipping continued through the public port in Santana while the Anglo-Ferrous port facility remains closed.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2013	2012	2013	2012
Tonnes ore mined (wet)	60,011	58,591	174,245	144,062
Tonnes ore processed (dry)	56,463	55,911	167,315	136,785
Pb grade (%)	6.33%	5.96%	6.39%	6.22%
Zn grade (%)	9.37%	9.69%	9.49%	9.74%
Ag grade (g/t)	161	155	166	163
Tonnes of concentrate produced	14,586	14,084	42,918	35,224
Tonnes of concentrate sold	12,096	15,891	42,847	37,281
Average realized concentrate price (per tonne)	$820	$913	$840	$899
Cash Costs (per tonne of concentrate sold)	$547	$717	$749	$679
Financial Data (millions)
Revenues	$9.9	$14.5	$36.0	$34.4
Depreciation and depletion	$2.2	$2.0	$7.5	$4.7
Gross profit from mining operations	$1.1	$1.2	$-3.6	$4.4
Capital expenditure on mining interests	$1.4	$0.5	$2.0	$2.6

During the third quarter, Stratoni mined 60,011 tonnes of run-of-mine ore and produced 14,586 tonnes of lead and zinc concentrate at an average cash cost of $547 per tonne of concentrate sold. During the same period, Stratoni sold 12,096 tonnes of concentrate at an average price of $820 per tonne. Stratoni operating and financial data for 2012 shown in the table above reflects operations subsequent to February 24, 2012, the date of the European Goldfields Ltd. acquisition.

Olympias

During the third quarter, Olympias treated 185,012 tonnes of tailings and produced 8,742 payable gold ounces. Due to an unanticipated volume of fines in the tailings, production slowed during the quarter and modifications to the filtering process were begun. Commercial production is now expected during the fourth quarter, once the modifications to the filtering process equipment are complete. Capital spending totalled $22.8 million during the quarter and included underground decline development, underground rehabilitation and process plant improvements.

Development projects update

Skouries

General earthworks in the plant site area and site clearing of the first tailings dam footprint continued during the quarter. The main decline work advanced as planned, with a total of 115 meters completed. Geotechnical investigations to support underground and open pit designs progressed during the quarter.

Olympias

The Stratoni-Olympias 8km decline advanced 55 meters during the quarter, putting the face at 1242 meters. Water inflow increased during the quarter, impacting the rate of advance, and requiring cover grouting to slow the inflow. More extensive controls will be implemented during the fourth quarter to deal with anticipated continuing inflow. Olympias mine rehabilitation and development advanced 212 meters and 270 meters, respectively, as the pace of hiring and new employee training increased during the quarter to meet the mine’s objectives.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

Perama Hill

We are awaiting final approval of the Environmental Impact Assessment (“EIA”) for Perama Hill. Approval of the EIA will allow construction of the initial infrastructure to commence, and is required in order to obtain the permits to commence full construction. Preliminary engineering was substantially completed during the quarter. Additional engineering to support procurement of items with long lead-times was commenced during the quarter. Metallurgical testwork was completed and the results of the testwork will be included in the final plant design.

Certej

Geotechnical drilling and rock characterization work was conducted during the quarter in support of a pit slope stability analysis which will be used in the ultimate pit design. Geotechnical work was also performed to assess the conditions for the foundations of the process plant. Metallurgical testing continued throughout the quarter, including confirmatory flotation testing of extended ore zones and pressure oxidation testing. This work will continue during the fourth quarter. Design information from these areas will be incorporated into an updated prefeasibility study. Also included in the update will be infrastructure upgrades to accommodate the additional ore and waste tonnage expected to be handled over the life of the mine as a result of the updated resource model. Work was completed during the quarter on the first phase of construction of an alternate access road to the property.

Tocantinzinho

Permitting activities continued during the quarter at both the state and federal levels. Engineering efforts focussed on optimizing capital requirements of the project, and development of updated operating costs. Work began on optimizing the layout of the site facilities and on the design of the site infrastructure. A business case for contractor mining was evaluated as an alternative to owner operated mining. Significant work was completed on development of a comprehensive tax model covering both investment capital and operating costs. During the fourth quarter we plan to review the geological model and develop a revised mine plan for incorporation into a revised life of mine economic analysis along with updated capital, operating and sustaining costs.  Nonessential field work was cancelled during the quarter. Field activity was limited to survey work needed to develop basic access to the site along the proposed main access road.

Eastern Dragon

Eastern Dragon remained on care and maintenance pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits and permissions in good standing. Work continued on preparing the necessary paperwork to submit to the National Development and Reform Commission (“NDRC”), as well as determining the timeline for review and approval.

Exploration update

In the third quarter approximately 27,500 metres of exploration drilling were completed at the Company’s operating mines and development and exploration projects, bringing the 2013 drilling total to 108,000 metres.

In Greece, continued drilling at the Piavitsa project focused on extending the first-pass drill coverage over the 2.5 km strike length of the mineralized Stratoni Fault Zone. Completion of a comprehensive relogging program and geological reinterpretation of the Olympias deposit culminated in an updated resource model late in the quarter.

In Romania, the resource expansion and infill drilling at the Certej deposit was completed early in the quarter, and results were incorporated into an updated resource model which was published in our press release no. 13-12 dated September 9, 2013. Exploration activities in Romania during the fourth quarter will be directed towards defining targets for drilling programs on three nearby exploration licenses.

In Turkey, drilling continued at the Efemcukuru minesite (both Kokarpinar and Kestane Beleni vein targets) and at the Ardala/Salinbas exploration project.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

In China, exploration drilling programs focused on further delineation of Inferred Resources at the White Mountain Northern Extension, infilling high-grade zones at the Jinlonggou Bridge Zone and West Wall targets, and step-out drilling in the newly defined Qinlongtan North Zone.

In Brazil exploration activities concentrated on developing drilling targets at our early-stage projects and on new project generation.

Quarterly results

millions (except per share amounts)
	2013	2013	2013	2012	2012	2012	2012	2011
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter
Total revenues	$287.3	$266.9	$338.1	$350.0	$281.8	$244.2	$271.5	$304.6
Net income	$36.4	$43.3	$(45.4)	$115.0	$75.8	$46.6	$67.9	$88.8
Earnings per share
- basic	$0.05	$0.06	$(0.06)	$0.16	$0.11	$0.07	$0.11	$0.16
- diluted	$0.05	$0.06	$(0.06)	$0.16	$0.11	$0.07	$0.11	$0.16

Quarterly loss for the first quarter of 2013 was due to a one-time $125.2 million non-cash adjustment to deferred income taxes related to an increase in Greek income tax rates.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost
The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2013	2012	2013	2012
millions (except for gold ounces sold and cash operating cost per ounce sold)	Q3	Q3	YTD	YTD
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$106.8	$89.1	$313.3	$244.7
Less:
By-product credits and other adjustments	$(1.7)	$(1.3)	$(6.3)	$(4.2)
Total Cash Cost	$105.1	$87.8	$307.0	$240.5
Royalty expense and production taxes	$(11.1)	$(11.4)	$(33.2)	$(32.2)
Cash operating cost	$94.0	$76.4	$179.8	$208.3
Gold ounces sold	199,117	132,919	564,723	283,580
Total cash cost per ounce sold	$528	$567	$544	$549
Cash operating cost per ounce sold	$472	$493	$485	$475

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

Cash flow from mining operations before changes in non-cash working capital
We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Gross profit from gold mining operations
We use gross profit from gold mining operations to supplement our consolidated financial statements, and calculate it by deducting operating costs and depreciation, depletion and amortization directly attributable to gold mining operations from gross revenues directly attributable to gold mining operations.

These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $104.8 million in cash this quarter, compared to $110.8 million in the same quarter of 2012.

Capital expenditures

We invested $119.1 million in capital expenditures, mine development, mining licences and other assets this quarter.

Mine development expenditures totalled $45.3 million:

•	$22.8 million at Olympias
•	$14.3 million at Skouries
•	$1.8 million at Perama Hill
•	$5.6 million at Certej
•	$0.8 million at Tocantinzinho

Spending at our producing mines totalled $68.3 million:

•	$33.3 million at Kisladag
•	$5.3 million at Efemcukuru
•	$15.0 million at Jinfeng
•	$9.1 million at White Mountain
•	$4.2 million at Tanjianshan
•	$1.4 million at Stratoni

We also spent $4.8 million on land acquisition costs in Turkey, and $0.7 million related to fixed assets for our corporate offices in Canada and China.

Liquidity and capital resources

(millions)	September 30, 2013	December 31, 2012
Cash, cash equivalents and term deposits	$725.4	$816.8
Working capital	$817.2	$917.3
Restricted collateralized accounts	$0.3	$0.2
Debt	$600.8	$593.3

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

Management believes that the working capital at September 30, 2013, together with future cash flows from operations and, where appropriate, selected financing sources, including an available credit line in the amount of $375 million, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2013 and beyond.

Contractual obligations

(millions)	2013 $	2014 $	2015 $	2016 $	2017 and later $	Total $
Debt	16.3	-	-	-	600.0	616.3
Capital leases	0.4	0.9	0.9	0.9	0.9	4.0
Operating leases	2.1	7.6	10.6	9.9	17.0	47.2
Purchase obligations	109.4	22.2	14.7	14.2	14.3	174.8
Totals	128.2	30.7	26.2	25.0	632.2	842.3

The table does not include interest on debt.

As at September 30, 2013, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total 36,216 dry metric tonnes of zinc concentrates and 16,275 dry metric tonnes of lead/silver concentrates cumulative through the financial year ending December 31, 2013.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at September 30, 2013 approximately 5.7 million ounces of silver have been delivered of the original 15 million ounce commitment.

In May 2013, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of Euro50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

In September 2013, the company, in connection with Tuprag, entered into a letter of guarantee in favour of the Turkish ministry of environment, energy and climate change, in the amount of $30.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the environmental impact assessment approved for Kisladag and Efemcukuru. The Letter of Guarantee is renewed annually and expires on September 19, 2014. The Letter of Guarantee has an annual fee of 27 basis points.

Debt

Significant changes in our debt from that disclosed in our December 31, 2012 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan
On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with China Merchant Bank (“CMB”). Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year, from January 16, 2013 to January 14, 2014. The facility is unsecured.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

As at September 30, 2013, Jinfeng has drawn down the full amount of RMB 100.0 million ($16.3 million) under this facility, in three tranches, and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

Eastern Dragon HSBC revolving loan facility
In March 2013, Eastern Dragon paid the full amount of this loan.

Senior notes
The fair market value of the notes as at September 30, 2013 was $581.3 million. Net deferred financing costs of $15.5 million are included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Entrusted loan
The entrusted loan was increased to RMB 720.0 million ($117.1 million) in May 2013. The interest rate on this loan as at September 30, 2013 was 4.59%. As at September 30, 2013, RMB 629.0 million ($102.3 million) had been drawn under the entrusted loan. Subsequent to September 30, 2013, RMB 1.5 million ($0.2 million) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis.

Dividends

During the third quarter Eldorado paid $34.7 million in dividends to shareholders of record.

Equity

This quarter we received net proceeds of $1.9 million for issuing 400,734 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of November 7, 2013 - as of September 30, 2013	716,102,523 715,459,022
Share purchase options - as of November 7, 2013 (Weighted average exercise price per share: $12.89 Cdn)	17,055,252

Other information

New accounting developments

The following standards and amendments to existing standards have been adopted by the company commencing January 1, 2013:

•
IAS 19 'Employee Benefits’ – On September 16, 2011, the International Accounting Standards Board (IASB) published a revised version of IAS 19. The revised IAS 19 (“IAS 19R”) represents IASB’s effort to improve the accounting for employee retirement benefits. The revisions include:

-	Requirement to recognize past service costs immediately in net income rather than using the corridor method.
-
Requirement to recognize actuarial gains and losses immediately in other comprehensive income OCI. Previously, companies had the option of recognizing actuarial gains and losses through OCI immediately or via use of the corridor method.

-
Requirement that expected return on plan assets be calculated based on the rate used to discount the defined benefit obligation which is based on high quality bond yields. Previously, equity returns were incorporated into the expected return on plan assets.

-
Requirement for more disclosure relating to the characteristics and risks of the amounts in the financial statements regarding defined benefit plans, including the timing and uncertainty of the entity’s cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

The adoption of this standard had a nominal impact on the Company’s unaudited condensed interim consolidated financial statements. Therefore comparative periods have not been restated.

•
IFRS 10 ‘Consolidated Financial Statements’ – This IFRS establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

•
IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 ‘Interests in Joint Ventures’. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Joint ventures entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

•
IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS is a new standard that applies to companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies are now required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. At January 1, 2013, the Company adopted this standard. The adoption did not require any adjustments to its unaudited condensed interim consolidated financial statements but will require extended disclosures at year end.

•
IFRS 13 ‘Fair value measurement’ – This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. At January 1, 2013, the Company adopted this standard and the required disclosures are included in note 10 of its unaudited condensed interim consolidated financial statements.

•
IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  At January 1, 2013, the Company adopted this interpretation and there was no impact on its unaudited condensed interim consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2013

•
 IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the extent of the impact of adoption of this standard.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•
It typically includes words and phrases about the future, such as:  plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.